Exhibit 99.1

Aurora Cannabis Announces Fiscal 2026 Second Quarter Results

•	Expands YoY Global Medical Cannabis Net Revenue[1] by 15% to Record $70.5 million
•	Increases International Medical Cannabis Net Revenue[1] by 22% to Record $42.7 million, with leadership positions across key markets
•	Delivers Adjusted EBITDA[1] growth of 52%, reaching $15.4 million
•	Maintains Strong Balance Sheet with $141.9 million of Cash and Debt-Free Cannabis Business[2]

NASDAQ | TSX: ACB

EDMONTON, AB, Nov. 5, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the second quarter 2026 period ending September 30, 2025.

"Aurora's quarterly performance highlights our continued focus on profitable growth. We achieved record net revenue1 for global medical cannabis representing a 15% year-over-year increase, while adjusted EBITDA1 rose 52%. These strong results affirm our strategic prioritization of medical cannabis as the industry's most compelling growth area," said Executive Chairman and Chief Executive Officer, Miguel Martin.

"Our number one position in Canada, and our leadership positions in other key international medical cannabis markets, is the result of executing a disciplined strategy based upon world-class manufacturing and people, cutting-edge breeding and genetics, and regulatory expertise. The investments we have made in our facilities and people provide us with the capacity and consistency of supply to effectively compete in the rapidly expanding, high margin, market for medical cannabis," continued Mr. Martin.

"Looking ahead, we intend to deliver continued strong results for our shareholders supported by a sizable cash balance and debt-free2 cannabis business," concluded Mr. Martin.

__________________________________
[1]	This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2]	Aurora's only remaining debt is non-recourse debt of $59.8 million relating to Bevo Farms Ltd as detailed in the September 30, 2025 Financial Statements.

Second Quarter 2026 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q2 2026 and Q2 2025 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:

Total net revenue1 was $90.4 million, as compared to $81.1 million in the prior year period. The 11% increase from the prior year period was mainly due to 15% growth in our global medical cannabis business and 34% growth in our plant propagation business, slightly offset by lower quarterly revenue in our consumer cannabis business.

Consolidated adjusted gross margin before fair value adjustments1 was 61% in Q2 2026 and 54% in the prior year period. Adjusted gross profit before FV adjustments1 was $51.8 million in Q2 2026 compared to $42.6 million in the prior year period, an increase of 22%.

Medical Cannabis:

Medical cannabis net revenue1 was $70.5 million, a 15% increase from the prior year period, delivering 78% of Aurora's Q2 2026 consolidated net revenue1 and 94% of adjusted gross profit before fair value adjustments1.

The increase in medical cannabis net revenue1 of $9.2 million was primarily due to higher sales to Australia, Germany, Poland, and the UK, as well as increased revenue in Canada to insurance covered and self-paying patients.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue reached 69% for the three months ended September 30, 2025, compared to 68% in the prior year period. The adjusted gross margins before fair value adjustments improved through sustainable cost reductions, higher selling prices, and improved efficiency in production operations, including sourcing for Europe from Canada.

Consumer Cannabis:

Aurora's consumer cannabis net revenue1 was $6.9 million a 34% decrease compared to $10.4 million in the prior year period. The decrease was due to our continued decision to prioritize the supply of our GMP manufactured products to our high margin global medical cannabis business rather than the consumer business, which offers lower margins.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 27%, an increase from 15% compared to the prior year period. The increase from the prior year  period is primarily due to cost improvements resulting from spend efficiencies.

Plant Propagation:

Plant propagation net revenue1 was wholly comprised of the Bevo business, and contributed $11.6 million of net revenue1, a 34% increase compared to $8.6 million in the prior year period. The increase was a result of organic growth and expanded product offerings, both arising from increased capacity.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 10% for Q2 2026 and 19% for the prior year period. The decrease is from costs incurred related to inventory write-offs caused by a non- recurring quality issue, as well as some surplus crops that were not sold, during the first quarter of fiscal 2026.

Adjusted Selling, General and Administrative ("Adjusted SG&A"):

Adjusted SG&A1 was $35.5 million in Q2 2026, compared to $31.7 million in the prior year period. The increase compared to the prior year period relates to higher freight and logistics costs, notably from sales to Europe with the increase in sourcing from Canada and incremental costs following the acquisition of MedReleaf Australia.

Net Income (Loss):

Net loss from continuing operations for the three months ended September 30, 2025 was $53.2 million compared to a net income of $1.4 million for the prior year period. The decrease in net income from continuing operations of $54.6 million compared to the three months ended September 30, 2024, is comprised of a decrease in gross profit of $9.9 million, an increase in operating expenses of $6.1 million, and an increase in other expenses of $31.3 million.

Adjusted Net Income:

Adjusted net income1 was $7.1 million for the three months ended September 30, 2025 compared to $3.0 million for the three months ended September 30, 2024. The increase compared to the prior year period relates to an increase in adjusted gross profit before FV adjustments1 of $9.2 million, partially offset by an increase in adjusted SG&A1 of $3.8 million.

Adjusted EBITDA:

Adjusted EBITDA1 increased 52% to $15.4 million for the three months ended September 30, 2025 compared to $10.1 million for the prior year period.

Fiscal Q3 2026 Expectations:

For Q3 2026, we expect to see consolidated net revenue1 increase year over year, driven primarily by 8% to 12% growth in our Global Medical Cannabis segment.

Plant propagation revenue1 is expected perform in line with traditional seasonal trends, as 25% to 35% of revenues are normally earned in the second half of a calendar year.

Consolidated adjusted gross margins1 are expected consolidated adjusted gross margins are expected to remain strong, driven primarily by industry leading margins in our cannabis business, with plant propagation adjusted gross margins expected to mostly perform in line with historical trends. Continued strength in our adjusted gross margins and higher global medical cannabis revenue, should lead to year over year annual adjusted EBITDA1 growth.

Free cash flow1 is expected to be positive in Q3 2026, due to continued strong performance and improved operating cash use.

Key Quarterly Financial Results

($ thousands)	Three months ended
	September 30, 2025	June 30, 2025	$ Change	% Change	September 30, 2024(3)	$ Change	% Change
Financial Results
Net revenue (1a)	90,366	98,023	(7,657)	(8%)	81,122	9,244	11%
Medical cannabis net revenue (1a)	70,530	64,768	5,762	9%	61,316	9,214	15%
Consumer cannabis net revenue (1a)	6,868	7,875	(1,007)	(13%)	10,422	(3,554)	(34%)
Plant propagation revenue	11,557	23,947	(12,390)	(52%)	8,634	2,923	34%
Adjusted gross margin before FV adjustments on total net revenue (1b)	61%	52%	N/A	9%	54%	N/A	7%
Adjusted gross margin before FV adjustments on total cannabis net revenue (1b)	65%	64%	N/A	1%	57%	N/A	8%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	69%	69%	N/A	0%	68%	N/A	1%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	27%	33%	N/A	(6%)	15%	N/A	12%
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	10%	6%	N/A	4%	19%	N/A	(9%)
Adjusted SG&A expense(1d)	35,547	37,353	(1,806)	(5%)	31,722	3,825	12%
Adjusted EBITDA (1c)	15,372	10,827	4,545	42%	10,136	5,236	52%
Adjusted net income (1g)	7,109	3,689	3,420	93%	3,021	4,088	135%
Free cash flow (1e)	(42,274)	9,228	(51,502)	(558%)	(26,433)	(15,841)	(60%)

Balance Sheet
Working capital (1f)	299,729	308,416	(8,687)	(3%)	306,976	(7,247)	(2%)
Cannabis inventory and biological assets (2)	186,905	195,620	(8,715)	(4%)	176,395	10,510	6%
Total assets	756,863	837,839	(80,976)	(10%)	807,391	(50,528)	(6%)

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of our management's discussion and analysis in the second quarter 2026 period ending September 30, 2025 (the "Q2 MD&A"). Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	d.	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	e.	Refer to the "Liquidity and Capital Resources" section for a reconciliation to the IFRS equivalent.
	f.	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
	g.	Refer to "Adjusted Net Income" section for reconciliation to the IFRS equivalent.
(2)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)

In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Conference Call

Aurora will host a conference call today, Wednesday, November 5, 2025, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, November 5, 2025
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's Q2 fiscal 2026 results; statements under the heading "Fiscal Q3 2026 Expectations", including, but not limited to, those related to consolidated net revenue, plant propagation revenue, consolidated adjusted gross margins, adjusted EBITDA, and expectations for free cash flow to be positive in Q3; statements regarding the Company's continued focus on profitable growth; the strategic prioritization of medical cannabis as the industry's most compelling growth area; the Company's ongoing competitive advantages in world-class manufacturing and people, cutting-edge breeding and genetics, and regulatory expertise; the Company's continued capacity and consistency of supply to effectively compete in the medical cannabis market; the Company plans to deliver continued strong results, supported by a sizable cash balance and debt-free cannabis business; and statements regarding the Company's conference call to discuss results.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY26 Q2 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended			Six months ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	27,879	27,674	26,269	55,553	53,386
International medical cannabis net revenue	42,651	37,094	35,047	79,745	55,131
Total medical cannabis net revenue(1)	70,530	64,768	61,316	135,298	108,517

Consumer cannabis net revenue(1)	6,868	7,875	10,422	14,743	21,955

Wholesale bulk cannabis net revenue(1)	1,411	1,433	750	2,844	2,370

Total cannabis net revenue(1)	78,809	74,076	72,488	152,885	132,842

Plant propagation revenue	11,557	23,947	8,634	35,504	31,715

Total net revenue(1)	90,366	98,023	81,122	188,389	164,557

(1)	Net revenue is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q2 MD&A. Refer to the "Cost of Sales and Gross Margin" section of the FY26 Q2 MD&A for a reconciliation to IFRS equivalent.

Adjusted EBITDA

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended			Six months ended
	September 30, 2025	June 30, 2025	September 30, 2024(4)	September 30, 2025	September 30, 2024(4)
Net income (loss) from continuing operations	(53,165)	(19,381)	1,435	(72,546)	4,885
Income tax expense (recovery)	6,190	(3)	(1,065)	6,187	1,303
Other income (expense)	28,381	(838)	(2,966)	27,543	(9,765)
Share-based compensation	4,969	2,186	4,468	7,155	7,487
Depreciation and amortization	6,833	5,566	6,380	12,399	13,118
Business development costs	321	361	991	682	1,992
Inventory and biological assets fair value and impairment adjustments	15,134	13,929	529	29,063	(11,819)
Business transformation costs (1)	5,869	6,141	3,623	12,010	8,233
Non-recurring costs (2)	840	2,866	(3,259)	3,706	(1,796)
Adjusted EBITDA (3)	15,372	10,827	10,136	26,199	13,638

(1)	Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(2)	Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.
(4)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Adjusted Net Income

The following is the Company's adjusted net income (loss):

($ thousands)	Three months ended			Six months ended
	September 30, 2025	June 30, 2025	September 30, 2024(4)	September 30, 2025	September 30, 2024(4)
Net income (loss) from continuing operations	(53,165)	(19,381)	1,435	(72,546)	4,885
Inventory and biological assets fair value and impairment adjustments	15,134	13,929	529	29,063	(11,819)
Business development costs	321	361	991	682	1,992
Impairment of property, plant and equipment	525	-	-	525	129
Impairment of intangible assets and goodwill	31,901	-	-	31,901	-
Deferred tax expense - impairment of intangible assets and goodwill	5,856	-	-	5,856	-
Business transformation costs (1)	5,697	5,914	3,325	11,611	7,687
Non-recurring costs (2)	840	2,866	(3,259)	3,706	(1,796)
Adjusted net income (3)	7,109	3,689	3,021	10,798	1,078

(1)	Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators.
(2)	Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)	Adjusted Net Income is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A.
(4)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(2)	September 30, 2025	September 30, 2024(2)
General and administration	27,464	28,628	22,265	56,092	45,018
Sales and marketing	14,329	14,455	13,721	28,784	27,745
Business transformation costs (3)	(6,089)	(5,491)	(4,264)	(11,580)	(9,361)
Non-recurring costs (4)	(157)	(239)	-	(396)	(284)
Adjusted SG&A (1)	35,547	37,353	31,722	72,900	63,118

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q2 MD&A.
(2)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.
(3)	Business transformation costs include certain IT project costs, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(4)	Non-recurring costs includes litigation costs.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Six months ended
($ thousands)	September 30, 2025	June 30, 2025	September 30, 2024(3)	September 30, 2025	September 30, 2024(3)
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	(3,929)	(2,410)	5,091	(6,339)	1,411
Changes in non-cash working capital	(36,445)	12,545	(29,384)	(23,900)	(16,844)
Net cash provided by (used in) operating activities from continuing operations	(40,374)	10,135	(24,293)	(30,239)	(15,433)
Less: maintenance capital expenditures(1)	(1,900)	(907)	(2,140)	(2,807)	(4,510)
Free cash flow(2)	(42,274)	9,228	(26,433)	(33,046)	(19,943)

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q2 MD&A.
(3)	Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended
	September 30, 2025	June 30, 2025	September 30, 2024
Total current assets	423,845	465,301	416,071
Total current liabilities	(124,116)	(156,885)	(109,095)
Working capital	299,729	308,416	306,976

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 05-NOV-25